UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of August 2011

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 15, 2011

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Manabu Ishii
Name:	Manabu Ishii
Title:	Chief Manager, General Affairs
Corporate Administration Division

English Translation of Excerpts from Quarterly Securities Report Filed in Japan

This document is an English translation of selected information included in the Quarterly Securities Report filed by Mitsubishi UFJ Financial Group, Inc. (“MUFG”) with the Kanto Local Financial Bureau, the Ministry of Finance of Japan, on August 15, 2011 (the “Quarterly Securities Report”).

The Quarterly Securities Report has been prepared and filed in Japan in accordance with applicable Japanese disclosure requirements. In addition, the Quarterly Securities Report is intended to update prior disclosures made by MUFG and discusses selected recent developments in the context of those prior disclosures. Accordingly, the Quarterly Securities Report may not contain all of the information that is important to you. For a more complete discussion of the background to the Quarterly Securities Report disclosure, please see our annual report on Form 20-F for the fiscal year ended March 31, 2011 and the other reports filed or submitted by MUFG to the SEC.

Risks Relating to Our Business

We have described below the major developments and changes that we believe may have a material impact on your investment decision with respect to the risks to our business and other risks disclosed in our most recent annual securities reports filed in Japan. The discussion below contains forward-looking statements, which unless specifically described otherwise, reflect our understanding as of the date of filing of the Quarterly Securities Report.

The numbering of the risk factor subheading below corresponds to the numbering of the same risk factor subheading in “Item I.2.4. Information on the Company—Business—Risks relating to Our Business” in our most recent annual securities report filed with the Kanto Local Financial Bureau, the Ministry of Finance of Japan.

2.	Risks relating to our strategic alliance with Morgan Stanley

(1)	Risks relating to our strategic alliance

As a result of our voluntary conversion on June 30, 2011 of the convertible preferred stock previously issued to us by Morgan Stanley (the “Conversion”), we hold shares of common stock in Morgan Stanley (representing 22.4% of the voting rights in Morgan Stanley immediately following the Conversion) and continue to hold certain non-convertible (non-voting) preferred stock previously issued to us by Morgan Stanley. In addition, we have entered into a strategic alliance with Morgan Stanley to jointly manage a securities business joint venture in Japan and to cooperate with each other in the corporate finance business in the United States.

Even though we entered into the strategic alliance anticipating future benefits from collaboration with Morgan Stanley, and we intend to further strengthen the alliance through the Conversion, if the social, economic and financial environment proves contrary to the assumptions on which our strategic decisions were based, or if our collaboration of personnel, products and services or the formation and implementation of the joint venture’s management, controls or business strategies do not go as planned, we may not be able to achieve the synergy and other results that we expected from the strategic alliance.

If our strategic alliance with Morgan Stanley is terminated, it may adversely affect our business strategies, financial condition and results of operations. In addition, even though we have made a large investment in Morgan Stanley, we are a non-controlling shareholder, and we cannot control Morgan Stanley’s business, nor can we make decisions with respect to Morgan Stanley. If Morgan Stanley makes independent decisions that are not consistent with our interests, we may not be able to achieve the goals initially expected from our strategic alliance with Morgan Stanley. In addition, even though we are not a controlling shareholder, because of our large investment in Morgan Stanley, if Morgan Stanley’s financial condition or results of operations deteriorate, we will further incur substantial investment losses and it may damage our reputation.

(2)	Effects of equity method of accounting

Immediately following the Conversion on June 30, 2011, our voting rights in Morgan Stanley increased to 22.4%, and we have appointed a second representative to Morgan Stanley’s board of directors. In addition, following the Conversion, Morgan Stanley has become an affiliate of ours accounted for under the equity method.

As a result of Morgan Stanley becoming an equity-method affiliate, Morgan Stanley’s results of operations will have a larger impact on our results of operations as the amount of Morgan Stanley’s income or loss in proportion to our shareholding ratio is recognized as income or loss from investments in affiliates in our statements of income.

20.	Risks relating to capital ratio

(2)	New regulations

        The Basel Committee on Banking Supervision announced new global capital and liquidity standards for financial institutions as part of its comprehensive set of reform measures (“Basel III”) developed in response to the recent global financial crisis. It is expected that new regulatory requirements under the announced standards will likely be more stringent than those currently applicable to financial institutions and will be implemented in phases from 2013.

In addition, the Basel Committee has issued a consultative document relating to the assessment methodology and additional loss absorbency requirement for global systemically important banks. If we are deemed a global systemically important bank as a result of the application of the assessment methodology, as proposed or modified, we may become subject to stricter capital requirements. These new regulatory standards are expected to be implemented in phases from 2018.

Business Segment Information

I.	Prior Year First Quarter Financial Reporting Period (from April 1, 2010 to June 30, 2010)

1.	Information on Segment Ordinary Income (Losses) and Net Income (Losses)

	(in millions of yen)
	BTMU	MUTB	MUSHD	CFS	Others	Total	Adjustments	Consolidated
Ordinary Income
From customers	778,491	132,507	83,960	135,376	38,545	1,168,880	—	1,168,880
From internal transactions	23,075	9,115	5,679	5,489	181,988	225,348	(225,348)	—

Total	801,566	141,622	89,639	140,865	220,534	1,394,229	(225,348)	1,168,880

Net Income	134,994	20,206	22,799	2,117	187,181	367,299	(200,951)	166,348

Notes:

1.	Ordinary income is equivalent to revenues as generally used by Japanese non-financial companies.

2.	“Others” includes MUFG, Mitsubishi UFJ Asset Management Co., Ltd. and other companies.

3.	Adjustments on net income include elimination of inter-segment transactions of 162,262 million yen, MUSHD’s reorganization costs of 26,816 million yen, and 11,872 million yen of amounts that are not allocated among segments consisting of profits (losses) from investment in affiliates (equity method), amortization of goodwill, tax expenses and minority interests.

4.	Net income for “Others” includes 179,346 million yen of dividends from MUFG’s subsidiaries and affiliates.

5.	Net income is adjusted from the net income in the consolidated profit and loss statements for the quarterly financial reporting period ended June 30, 2010.

6.	BTMU, MUTB, MUSHD and CFS stand for The Bank of Tokyo-Mitsubishi UFJ, Ltd., Mitsubishi UFJ Trust and Banking Corporation, Mitsubishi UFJ Securities Holdings Co., Ltd., and MUFG’s consumer finance subsidiaries (*), respectively, on a consolidated basis.

(*)	Consumer finance subsidiaries include Mitsubishi UFJ NICOS Co., Ltd. and ACOM CO., LTD.

II.	First Quarter Financial Reporting Period (from April 1, 2011 to June 30, 2011)

1.	Information on Segment Ordinary Income (Losses) and Net Income (Losses)

	(in millions of yen)
	BTMU	MUTB	MUSHD	CFS	Others	Total	Adjustments	Consolidated
Ordinary Income
From customers	801,697	147,930	90,393	120,829	296,928	1,457,779	—	1,457,779
From internal transactions	25,178	9,794	7,213	4,415	(137,699)	(91,097)	91,097	—

Total	826,876	157,725	97,607	125,244	159,228	1,366,682	91,097	1,457,779

Net Income	157,635	28,645	16,858	24,022	146,380	373,542	127,041	500,583

Notes:

1.	Ordinary income is equivalent to revenues as generally used by Japanese non-financial companies.

2.	“Others” includes MUFG and other companies.

3.	Adjustments on net income include elimination of inter-segment transactions of 152,993 million yen and 280,034 million yen of amounts that are not allocated among segments consisting of profits (losses) from investment in affiliates (equity method), amortization of goodwill, tax expenses and minority interests. The 280,034 million yen reflects the impact of 290,639 million yen of negative goodwill associated with the application of equity method accounting to MUFG’s investment in Morgan Stanley.

4.	Net income for “Others” includes 148,994 million yen of dividends from MUFG’s subsidiaries and affiliates.

5.	Net income is adjusted from the net income in the consolidated profit and loss statements for the quarterly financial reporting period ended June 30, 2011.

6.	BTMU, MUTB, MUSHD and CFS stand for The Bank of Tokyo-Mitsubishi UFJ, Ltd., Mitsubishi UFJ Trust and Banking Corporation, Mitsubishi UFJ Securities Holdings Co., Ltd., and MUFG’s consumer finance subsidiaries (*), respectively, on a consolidated basis.

(*)	Consumer finance subsidiaries include Mitsubishi UFJ NICOS Co., Ltd. and ACOM CO., LTD.